June 8, 2005


      Mail Stop 4561

Norwood H. Davis, III
President and Chief Executive Officer
TRX, Inc.
6 West Druid Hills Drive
Atlanta, Georgia 30329

Re:	TRX, Inc.
      Registration Statement on Form S-1
      Filed May 9, 2005
      File No. 333-124741

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General Comments
1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.




2. We note an interview by Mr. Davis with Travel Mole.com was published on May 18, 2005 and remains posted on your company website.
In the interview, Mr. Davis said that TRX "had a record-breaking second quarter and is on track to do 93 million travel transactions worth $35 billion in air sales this year." Please provide a detailed analysis regarding whether Mr. Davis` statements in this interview have the effect of conditioning the market for your offering. If so, it appears that Mr. Davis` statements may constitute an offering of your securities by means other than a Section 10 prospectus. Please tell us how you intend to address the publication of Mr. Davis` remarks.
3. In the same article noted in Comment 3 above, Mr. Davis makes a number of statements that do not appear in the prospectus. Please provide supplemental support for these statements. Please include these statements in the prospectus or tell us why you believe it is not appropriate to do so.
* "TRX, the world`s largest travel process outsourcing company"

* "[TRX] processes over 10% of the global airline tickets sold"

* "the company had enrolled over 50 travel management companies in its RESX distributor program just one year after its launch."
4. The basis for comparative factual assertions and for your management`s beliefs must be clear from the text of the prospectus or provided supplementally to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:
* "We believe this scale typically cannot be achieved internally by our clients and is not currently available from a travel supplier, agency, or Global Distribution System, or GDS." (page 1)
* "We believe that as the markets we serve continue to experience fundamental change, many companies will not have the necessary resources, scale or capabilities to quickly adapt their technology and processes." (page 2)
* "We believe that many traditional travel agencies will increasingly recognize that their decentralized legacy structures put them at a cost disadvantage, and that greater process efficiencies and technology will improve both service levels and margins." (page 3)
* "Travel agencies have been consolidating at an increasing rate due to a number of marketplace dynamics, including the growth of the Internet as a low cost distribution channel and reduction in supplier commissions, which force agencies to seek ways to control costs. For example, agency locations in the U.S. registered with Airlines Reporting Corporation, or ARC, have declined 21% from 2002 through the end of 2004, yet overall airline sales reported through ARC are up 3% during the same period." (page 39)
* "We believe that independent non-GDS owned booking engines, such as
RESX, have increased their market share over the last several years."
(page 42)
5. We note your use of the term "leading" throughout the document. For instance, on page 1, 26 and 37 you note that you are "a leading, independent provider of transaction processing and data integration services to the global travel industry." The term "leading" is vague and abstract. Please revise to clarify the measure you are using to determine your leadership position. Supplementally, provide us with current industry data that supports these assertions. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced.
6. Please clearly explain your business with the goals of plain English in mind. The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. We note the following examples:
* transaction processing and data integration services
* hosted technology and services
* aggregating transaction volume
* Global Distribution System
* process reengineering
* data feeds
* communication costs
* paper consumable
* key service level metric

Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.
7. Please supplementally provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to Credit Card Management, Travel Weekly and PhoCusWright. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts` consent as exhibits to the registration statement.
Prospectus Summary

TRX, Inc., page 1
8. We note the disclosure regarding revenues at the bottom of page
1.
This statement appears to be repetitive, since you have included summary financial information on page 5. Please revise to omit the language on page 1. Alternatively, please balance the statement with disclosure that you have experienced net losses in each of the last five fiscal years.
9. Please revise this section to note how your fees are generated (e.g. flat fee or by the transaction). Also, please note if it varies by product. Refer to your disclosure on page 26.

Risk Factors, page 8
10. We note that $22 million (or roughly 32%) of your $66 million in assets consists of goodwill. Given your history of losses, please add a risk factor addressing the potential impairment of this asset.
11. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:
* on page 8, you state that "[a]lthough we work with our clients and draw upon our experience to forecast transaction volatility."
* on page 12, you state that "[a]lthough our business generally is highly automated."
12. Please avoid using generic conclusions such as "adversely affected" or similar language when describing a risk`s effects. For example, you indicate that if you are "not successful in marketing our solutions to new industries, our business and results of operations may be adversely affected." Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.


13. Please add a risk factor addressing the specific risk of identity theft. This discussion should include whether you have experienced any compromises or breaches of your security systems. If you have experienced such compromises or breaches, discuss why they occurred and how often they have occurred.
14. Please add a risk factor addressing the potential dilutive effects that the conversion of your notes, exercise of your outstanding options, exercise of your outstanding warrants and offering of additional shares could have on the price of your stock and ownership interest in you.
Failures of our software, hardware, and other systems could increase our operating costs, subject us to monetary damages, undermine our clients` confidence in our reliability, and cause us to lose clients or prevent us from gaining new clients, page 8
15. Supplementally, please tell us whether you have experienced a system failure. If so, please revise your risk factor describe the failure and the impact on your business.

Our international operations subject us to additional business risks that may reduce our profitability or revenues, page 12
16. Please revise this risk factor to describe the specific risks to you. For instance, please note the effect that the rising labor costs in India could have on your operations.
Use of Proceeds, page 20
17. Your disclosure suggests that you do not have any current specific plan for the offering proceeds. Please revise to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.
18. We note that you may use a portion of the net proceeds to acquire businesses, products or technologies. Supplementally, please tell us the status of any negotiations related to such acquisitions. Similarly, please tell us whether you currently have any agreements or commitments in place for capital expenditures that you expect to pay with proceeds from the offering.







Selected Consolidated Financial Data, page 23
19. You state that Adjusted EBITDA is similar, but not identical, to certain financial ratios used in the financial covenants of your revolving credit facility. If this is the primary reason for disclosing Adjusted EBITDA, please revise to state so. Also, refer to question 10 of the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures and include the following disclosures:
* materiality of the credit facility;
* the amount or limit required for compliance with the covenant;
* the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity; and
* the ratios that are similar, but not identical, to certain financial ratios used in your covenants.
20. If the debt covenant is not the primary reason for disclosing Adjusted EBITDA and since you use Adjusted EBITDA to evaluate performance, tell us how each of the adjustments to EBITDA are in compliance with Item 10(e)(ii)(B) of Regulation S-K. For example, we note that you have incurred non-cash compensation expense in each of the last five years, you have made a strategic decision to gradually transition away from your customer care operations (page 26) and expect to incur restructuring expenses in 2005 (page 33).

Managements Discussion and Analysis of Financial Condition and
Results of Operations, page 26

General
21. Please revise to disclose your financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC
Release 33-8350.

Overview, page 26
22. Please revise to describe the anticipated impact on costs and revenues resulting from the transition away from customer care operations. Also, please disclose the number of customer care facilities you expect to close.

Sources of Revenue, page 26
23. Please revise to discuss the impact of inflation and changing prices (in the U.S. and other countries where you do business) for your three most recent fiscal years. Refer to Item 303(a)(3)(iv) of
Regulation S-K.

Acquisitions, page 28
24. You state that in January 2004 you acquired the remaining interests in your European joint ventures. Please revise to disclose whom you purchased the interest from and whether this acquisition was an arms-length transaction. Also, please describe the impact of these acquisitions on your revenues and expenses.

Transaction Processing Provisions, page 29
25. You state that you have recorded estimates to account for processing errors made in ticketing or fare loading process that results in tickets being issued at wrong prices or agency commissions being miscalculated. If material, disclose the amounts you have recorded in 2004, 2003, and 2002 and where this provision is recorded in your financial statements.

Comparison to Fiscal Years Ended December 31, 2004 and December
31,
2003, page 30
26. Please include a separate column to show the percentage of total revenues represented by each line item for each of the fiscal years presented. Provide conforming changes in the table on page 31.
27. To the extent practicable, quantify the effect of each factor that contributed to the significant increase in data integration revenues and disclose if you expect this trend will continue in future years.
28. We note that your technology development expenses increased primarily related to your DATATRAX solution. Please disclose if you expect this trend will continue in future years.

Liquidity and Capital Resources, page 32
29. We note the discussion of your growth strategy in the Business section. Please revise here to discuss the estimated costs of this intended growth and whether you have entered into any material commitments regarding this growth. The discussion should include, but not be limited to, the estimated costs associated with any significant increase in the number of personnel that you expect in 2005. Also discuss how you expect to fund these costs.
30. In the second to last paragraph on page 33, you state that you "are subject to certain financial covenants including maintenance of certain minimum EBITDA." Please revise to state the covenants including the minimum EBITDA requirement.
31. In the second to last paragraph on page 33, you state that you "are restricted in [your] ability to, among other things, make advances to [your] European operations, make acquisitions, make capital expenditures, incur additional indebtedness and pay dividends." Please revise to note if these restrictions will be in place after this offering.
32. Please revise to describe the schedule for payment dates under the credit facility.
33. Please revise to note whether you have sufficient cash resources, without the proceeds of the offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.
34. You state that you expect to repay the convertible notes when due. Please expand this disclosure to discuss the anticipated source of this debt payment.

Related Party Transactions, page 34
35. You state that "you issued promissory notes to Hogg Robinson for
$3.6 million." Please state the material terms of the notes including, but not limited to, the interest rate and due dates.

Business, page 37
36. Please revise to note the extent of your operations in Europe and
India. This discussion should include, but not be limited to, the type of operations conducted and the number of employees in each location. Also, please provide financial information about the geographic areas where you do business, as required by Item 101(d) of
Regulation S-K.

Company Overview, page 37
37. We note that you serve more than 150 clients globally.
Supplementally, please provide us with a list of countries in which you generate your revenue.









Our Products and Services, page 40
38. On page 41, in the second to last paragraph you state "we offer customer care services to travel companies who also use our CORREX and TRANXACT transaction processing technologies." In the same paragraph, you state that you "have made a strategic decision to gradually transition away from our customer care operations, and on a selective basis, we will continue to provide these services to clients as part of our offering." Please revise to note the effects, if any, this transition away from customer care will have on your CORREX and TRANXACT business.

Our Competitive Strength, page 42

Establish Long Term Partnership, page 42
39. You state you "have a history of client contract renewals and
a
history of business expansion with our clients.  Many of our clients
also commit to long-term contracts with us."   Please revise this
section to quantify the number of client contract renewals, expansions and number of clients committed to long-term contract renewals.

Our Growth Strategy, page 43
40. On page 12, you state that as part of your growth strategy you "plan to continue to pursue opportunities abroad." Please revise this section to discuss any opportunities abroad you are currently pursuing.

Clients and Partners, page 44
41. Please provide a list of companies that were under contract as of
December 31, 2004. It appears that the client list on page 44 represents companies that were under contract at a point in time during the fiscal year. For instance, we note on page 30 that you terminated your relationship with US Airways Group, Inc. in 2004.
42. Please disclose the percentage of your total revenues for the last fiscal year represented by each of the clients you have listed.
We note that these are your largest clients as measured by the clients` revenues, but the significance of these clients to your business is not clear.
43. Please ensure that the disclosure reflects your dependence on your top five customers. Refer to Item 101(c)(vii) of Regulation S-
K.


Sales and Client Services, page 45
44. We note that you are focused on the revenue growth opportunities with your existing clients. Please revise the disclosure to clarify how your decision to move away from customer care services fits into your focus on revenue growth.

Properties, page 50
45. We note on page 37 that you have operations in India. We also note that you did not list any facilities in India. Please advise us as to whether you lease any facilities in India, and if you do, advise us as to why the facilities were not listed in this section.

Executive Officers and Directors, page 51
46. Please state where H. Shane Hammond was employed from 2000 -
2002.  Refer to Item 401(e) of Regulation S-K.

Composition of the Board of Directors, page 53
47. You state that upon completion of this offering, "[you] expect that Messrs. Brindle and Klein will resign as directors and [your] board will consist of five persons." Please revise to state the basis of this expectation and the reasons for their resignations. Certain Relationships and Related Transactions, page 61
48. We note that your note agreements with BCD Technology, Hogg Robinson, WorldTravel Partners, Sabre Investments, and Davis Family
Holdings Inc. were amended to increase the annualized interest rates from 7% to 11%. Please revise to state the reason for the increase in the interest rate, whether there was any other change in terms and whether the increase was the result of arms-length negotiations.

Our Relationship Hogg Robinson plc and its affiliate Hogg Robinson Holdings BV, page 61
49. In the second full paragraph, please note the amounts in U.S.
dollars as well as the foreign currency amounts.





Agreements, page 62
50. Please revise to clarify whether the agreements related to software licensing and services are provided at arms-length pricing.
If not, please describe how those agreements were priced.

Our Relationship with WorldTravel Partners I, LLC and its affiliates, page 62
51. Please revise to state the amounts you have paid under the shared services agreement since the beginning of your last fiscal year.

Our Relationship with Sabre Investments, Inc., page 63
52. Refer to the agreement dated August 31, 2000. Please revise to quantify the amounts paid by Sabre Inc. for its license of your software products.

Arrangements with our President and Chief Executive Officer, page
63
53. Refer to the description of the promissory note agreement between
Mr. Davis and Bank of America. Supplementally, please tell us whether you are a guarantor or have any other liability regarding the note and if the note has any business purpose related to you. If so, please revise the disclosure to reflect these provisions.

Equity Holder Agreements, page 64
54. Please revise to discuss any rights under these agreements that you or the shareholders expect to exercise prior to consummation of this offering.

Principal and Selling Shareholders, page 66

55. Supplementally, please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.





56. If applicable, please provide an analysis of why the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

57. Please disclose the natural persons controlling the investment decisions with respect to shares held by Hogg Robinson Holdings BV and Sabre Investments, Inc. Refer to the Division of Corporation Finance Telephone Interpretation 4S (March 1999 Supplement).

Warrants, page 68
58. On page 34, you note that the "warrant are subject to purchase by us." Please revise to note the conditions under which you can purchase the warrants.
59. Please revise to state when the warrants for 640,285 shares become exercisable.












Underwriting, page 75
60. Supplementally, please describe the mechanics of how and when shares will be offered and sold to investors in the directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Indicate whether directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public.

61. Refer to the last paragraph on page 78. Supplementally, please tell us how the procedures for electronic distribution of your prospectus will comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

* the communications used;

* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. Alternatively, if the underwriters` procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

Where You Can Find More Information, page 80
62. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.


Financial Statements

General
63. Please update the financial statements in accordance with Rule
3-
12 of Regulation S-X.

Stock-Based Compensation, page F-11
64. Please state explicitly that, as we assume, you are using the intrinsic value method for your stock based employee compensation. Refer to FAS 123 paragraph 45 (a).

Newly Issued Pronouncements, page F-14
65. Please expand this note to address your adoption of FIN 46R.

Note 10 Europe Purchase and Restructuring, page F-20
66. Please explain to us and revise the note to disclose the factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price. Refer to paragraphs 39 and A14 of SFAS 141. Additionally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.
67. You state on page F-21 that the company consolidated its European operating locations to Germany by closing its France and Switzerland operations. Please tell us why the Switzerland operations met the criteria in EITF 95-3 to include the restructuring costs in the purchase price allocation while the French operations were expensed.
68. Please explain to us how you applied Rule 3-05 of Regulation S-X to the acquisition of TRX Europe and TRX Central Europe.

Item 15.  Recent Sales of Unregistered Securities, page II-2
69. Please revise to state the type and amount of consideration paid for the options granted to employees, officers, directors, and consultants. Also, please separately state the number of options granted under your 2002 Stock Incentive Plan and the number granted outside the plan.



Exhibits
70. Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3780 with any other questions.

      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Jeffrey K. Haidet, Esq. (via facsimile)

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Norwood H. Davis
TRX, Inc.
June 8, 2005
Page 1